NEWS RELEASE
August 11, 2011	Release 09-2011

WESTERN COPPER TO RING THE OPENING BELL AT THE NEW YORK STOCK EXCHANGE

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce that it has been chosen to ring the opening bell at the New York Stock Exchange (“NYSE”) on Monday, August 15th. This occasion is to celebrate Western Copper Corporation being listed on the NYSE Amex. The Company began trading on the NYSE Amex on February 9, 2011 under the ticker symbol “WRN”.

Dale Corman, Chairman and Chief Executive Officer will do the honours. “We are delighted to celebrate this milestone for Western Copper,” said Mr. Corman. “Ringing the bell at the NYSE Stock Exchange is an honour and reflects the culmination of significant efforts made by the Western Copper team to transform the Company over the past few years. Furthermore, being listed on the NYSE Amex increases the trading of our shares in the United States and helps expand our investor base.”

Mr. Corman will be joined at the podium of the NYSE by members of the Company’s management and guests. A live webcast of the Opening BellSM (beginning at 9:29 a.m. Eastern Time on August 15) will be available on the NYSE website at www.nyse.com. A link to the bell ringing will be posted to Western Copper’s website www.westerncoppercorp.com and on YouTube (NYSETV1) following the event. The bell ringing can also be followed via Twitter @NYSE_euronext or on Facebook “NYSE Euronext – Official Page”. Media interested in covering the bell ringing must contact Farhan Husain at 212.656.5452 or email shusain@nyx.com in order to obtain entry to the ceremony.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver, Canada based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Proposed Arrangement and the expected structure thereof; anticipated shareholder, court and regulatory approvals. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that shareholder and court approvals to the Proposed Arrangement will be obtained in a timely manner, and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com